January 12, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Jessica Livingston Justin Dobbie

Re:	Northrim BanCorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 14, 2008 File No. 000-33501
Dear Ms. Livingston:
On behalf of our client, Northrim BanCorp, Inc., an Alaska corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, reference is made to your letter dated January 6, 2009, containing certain comments regarding the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2007, filed on March 14, 2008. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit in response the proposed actions indicated below. For ease of reference, each of your comments is set forth below with our response set forth immediately below.
Staff Comment No. 1: Item 11. Executive Compensation, Compensation Discussion and Analysis, page 7 of Definitive Proxy Statement Schedule 14A
We note your response to comment 1 in our letter dated December 5, 2008. We are unable to agree with your determination that the performance targets in question are confidential due to the potential for competitive harm to the company. Please confirm that the company will disclose any similar performance targets in future filings.
Response:

Securities and Exchange Commission
January 12, 2009

Please be advised that while the Company respectfully disagrees with the Commission’s determination that the performance targets in question are not confidential due to the potential for competitive harm to the Company, the Company will revise its disclosure in future filings to specifically disclose the Company’s performance based annual bonuses based on specific performance targets with respect to the ratio of expenses to assets, net income as compared to budget, earning per share growth and asset quality and any similar performance targets.
Staff Comment No. 2: Item 13. Certain Relationships and Related Transactions, Interest of Management in Certain Transactions, page 30 of Definitive Proxy Statement on Schedule 14A
We note your response to comment 2 in our letter dated December 5, 2008. As previously noted in comment 10 in our letter dated July 17, 2008, please avoid qualifying the representation by including terms like “in the opinion of management.”
Response:
Please be advised that the Company will revise its disclosure in future filings to avoid qualifying the representation by including terms like “in the opinion of management.”
Staff Comment No. 3: Item 15. Exhibits, Financial Statement Schedules
We note your response to comment 3 in our letter dated December 5, 2008. Please file the Executive Incentive Plan as an exhibit as soon as possible.
Response:
Please be advised that the Company will file the Executive Incentive Plan as an exhibit to the Company's 10-K for the year ended December 31, 2008.
*****
The Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (425) 646-6141 or my colleague Ryan York at (206) 757-8178 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Securities and Exchange Commission
January 12, 2009

Very truly yours,

Davis Wright Tremaine LLP	Northrim Bancorp

/s/ Sandra Gallagher-Alford	/s/ Joseph M. Schierhorn

Sandra Gallagher-Alford	Joseph M. Schierhorn
Chief Financial Officer